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Exhibit 21.2

SUBSIDIARIES OF THE REGISTRANT

NAME OF SUBSIDIARIES	STATE OF INCORPORATION	SUBSIDIARIES ARE DOING BUSINESS AS
StarTek USA, Inc.(a)	Colorado	StarTek Teleservices, Inc. StarTek Technical Services, Inc. StarTek Internet, Inc. StarTek, Inc. StarPak, Inc. StarTek Services
StarTek Europe, Ltd.(a)	Colorado	StarPak, Inc. StarPak International, Ltd.
StarTek Pacific, Ltd.(a)	Colorado	StarTek Pacific, Ltd.
Domain.com, Inc.(a)	Delaware	Domain.com, Inc.
StarTek Canada Services, Ltd.(a)	Nova Scotia, Canada	StarTek Canada Services, Ltd.
Gifts.com, Inc.(b)	Delaware	Gifts.com
Wedding.com, Inc.(c)	Delaware	Wedding.com, Inc.

(a)
Wholly-owned subsidiary of StarTek, Inc.

(b)
19.9% owned by Domain.com, Inc., a wholly-owned subsidiary of StarTek, Inc.

(c)
Wholly-owned subsidiary of Domain.com, Inc.

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SUBSIDIARIES OF THE REGISTRANT